UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Senesco Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

817208408

(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

_________________________

             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	817208408

.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital, L.P. Seneca Capital Advisors, LLC Seneca Capital Investments, LLC Douglas A. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Seneca Capital, L.P. - Delaware Seneca Capital Advisors, LLC – Delaware Seneca Capital Investments, LLC -- Delaware Douglas A. Hirsch - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Seneca Capital, L.P. - 0 shares Seneca Capital Advisors, LLC - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares

6  Shared Voting Power

Seneca Capital, L.P. – 317,853 shares

Seneca Capital Advisors, LLC – 0 shares

Seneca Capital Investments, LLC - 938,470 shares

Douglas A. Hirsch – 938,470 shares

Refer to Item 4 below.

7 Sole Dispositive Power Seneca Capital, L.P. - 0 shares Seneca Capital Advisors, LLC - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares

8  Shared Dispositive Power

Seneca Capital, L.P. – 317,853 shares

Seneca Capital Advisors, LLC – 0 shares

Seneca Capital Investments, LLC - 938,470 shares

Douglas A. Hirsch – 938,470 shares

Refer to Item 4 below.

CUSIP NO.	817208408

9

Aggregate Amount Beneficially Owned by Each Reporting Person

Seneca Capital, L.P. – 317,853 shares

Seneca Capital Advisors, LLC – 0 shares

Seneca Capital Investments, LLC - 938,470 shares

Douglas A. Hirsch – 938,470 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* Seneca Capital, L.P. – 1.9% Seneca Capital Advisors, LLC – 0% Seneca Capital Investments, LLC - 5.7% Douglas A. Hirsch – 5.7% Refer to Item 4 below.
12

Type of Reporting Person (See Instructions)

Seneca Capital, L.P. - PN

Seneca Capital Advisors, LLC - OO (Limited Liability Company)

Seneca Capital Investments, LLC - OO (Limited Liability Company)

Douglas A. Hirsch - IN

* All percentage ownership reported in this Schedule 13G is based on 15,467,388 shares of Common Stock issued and outstanding as of October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 14, 2005. In addition, such ownership reflects 1,273,611 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 1.

(a)	Name of Issuer
Terra Industries Inc.
(b)	Address of Issuer’s Principal Executive Offices
Terra Centre, P.O. Box 6000, 600 Fourth Street, Sioux City, Iowa 51102-6000

Item 2.

(a)	Name of Person Filing
Seneca Capital, L.P. Seneca Capital Advisors, LLC Seneca Capital Investments, LLC Douglas A. Hirsch
(b)	Address of Principal Business Office or, if none, Residence

CUSIP NO.	817208408

Seneca Capital, L.P.

Seneca Capital Advisors, LLC

Seneca Capital Investments, LLC

950 Third Avenue, 29th Floor

New York, NY 10022

Douglas A. Hirsch

c/o Seneca Capital Investments, LLC

950 Third Avenue, 29th Floor

New York, NY 10022

(c)	Citizenship
Seneca Capital, L.P. - Delaware Seneca Capital Advisors, LLC – Delaware Seneca Capital Investments, LLC - Delaware Douglas A. Hirsch - United States
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
817208408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO.	817208408

(a)	Amount Beneficially Owned**
Seneca Capital, L.P. – 317,853 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, LLC - 938,470 shares Douglas A. Hirsch – 938,470 shares
(b)	Percent of Class
Seneca Capital, L.P. – 1.9% Seneca Capital Advisors, LLC – 0% Seneca Capital Investments, LLC - 5.7% Douglas A. Hirsch – 5.7%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Seneca Capital, L.P. - 0 shares Seneca Capital Advisors, LLC - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(ii) shared power to vote or to direct the vote
Seneca Capital, L.P. – 317,853 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, LLC - 938,470 shares Douglas A. Hirsch – 938,470 shares
(iii) sole power to dispose or to direct the disposition of
Seneca Capital, L.P. - 0 shares Seneca Capital Advisors, LLC - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(iv) shared power to dispose or to direct the disposition of
Seneca Capital, L.P. – 317,853 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, LLC - 938,470 shares Douglas A. Hirsch – 938,470 shares

** Shares reported for Seneca Capital Investments, LLC and Douglas A. Hirsch represent shares held of record by Seneca Capital L.P., Seneca Capital II, L.P., Seneca Capital International, Ltd. and Acorn Overseas Security Company. Mr. Hirsch is the managing member of Seneca Capital Investments, LLC (which has voting and investment control over such shares).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

CUSIP NO.	817208408

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	817208408

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2006

SENECA CAPITAL, L.P.

By: Seneca Capital Advisors, LLC, its General Partner

By:/s/ Douglas A. Hirsch

Douglas A. Hirsch
Managing Member

SENECA CAPITAL ADVISORS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch

Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch
Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, individually

CUSIP NO.	817208408

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of February 13, 2006, is by and among Seneca Capital, L.P., Seneca Capital Advisors, LLC, Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the “Seneca Filers”), and amends and restates in its entirety any prior agreement among any of the Seneca Filers regarding the subject matter hereof.

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.01 per share, of Senesco Technologies, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Amended and Restated Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Amended and Restated Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week’s prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL, L.P.

By: Seneca Capital Advisors, LLC, its General Partner

By:/s/ Douglas A. Hirsch

Douglas A. Hirsch
Managing Member

SENECA CAPITAL ADVISORS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch

Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch

Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

CUSIP NO.	817208408

Douglas A. Hirsch, individually